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United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment N.____)

Jardine Fleming China Region Fund, Inc.
_________________________________________
(Name of Subject company (issuer))

Jardine Fleming China Region Fund, Inc.
_________________________________________
(Names of filing Person (identifying status as offer or, issuer or other person))

Common Stock, Par Value $.001 Per Share

_________________________________________
(title of class of Securities)

471110106
_________________________________________
(CUSIP Number of Class of Securities)

J. Eugene Marans
Cleary, Gottlieb, Steen & Hamilton
2000 Pennsylvania Avenue, NW
Washington, DC 20006
(202) 974-1500
_________________________________________
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation         Amount of filing fee
$22,474,938.36 (a)            $4,494.99 (b)

*Set forth the amount on which the filing fee is calculated and state how it was determined.
(a) Calculated as the aggregate maximum purchase price to be paid for 2,576,691 shares in the offer, based upon a price per share of $8.7224, which represents 95% of the net asset value per share on December 18, 2000.

(b)  Calculated as 1/50th of 1% of the transaction value.


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[X]   Check the box if any part of the fee is offset as provided by Rule
011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,812.74

Form or Registration No.:     TO-I      File No.: 005-49095

Filing Party:         JARDINE FLEMING CHINA FUND, INC.

Date Filed:           11-20-2000

Accession No.:        0000928385-00-003182

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ] third-party tender offer subject to Rule 14d-1.

{X}  issuer tender offer subject to Rule 13e-4.

[  ] going-private transaction subject to Rule 13e-3.

[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer:           [X]

JARDINE FLEMING CHINA REGION FUND, INC.
December 22, 2000

                    JARDINE FLEMING CHINA REGION FUND, INC.
                   ANNOUNCES PRELIMINARY TENDER OFFER RESULTS

Jardine Fleming China Region Fund, Inc. announces that the Fund's tender offer for 2,576,691 shares of its common stock, representing 30% of the Fund's issued and outstanding shares, expired as scheduled on 18 December at 12:00 midnight New York time. The Fund accepted 2,576,692 shares (the additional share is to account for rounding errors) for payment at the price of $8.7224 per share.

A total of 5,548,875.144 shares were tendered in the offer. Therefore, on a pro-rated basis, 46.44% of the shares properly tendered and not withdrawn have been accepted for payment. Management of the fun expect that payment for the shares will be made on or shortly after December 22, 2000.


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                         SIGNATURE
     After due inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

                          JARDINE FLEMING CHINA REGION FUND, INC.



                          /s/Henry H. Hopkins
                          Name: Henry H. Hopkins
                          Title: Assistant Secretary

Dated:                    December 22, 2000